EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2008	2007	2006	2005	2004
Earnings before income taxes, equity earnings and minority interests	$357.8	$284.2	$147.5	$144.8	$120.9

Distributed income of equity investees	1.5	3.0	–	–	–
Earnings before income taxes, equity earnings and minority interests, as adjusted	$359.3	$287.2	$147.5	$144.8	$120.9

Fixed charges:
Interest on debt	$33.1	$45.5	$20.0	$21.1	$23.0
Interest element of rentals	2.7	2.5	2.2	2.4	1.8
Total fixed charges	$35.8	$48.0	$22.2	$23.5	$24.8
Total adjusted earnings available for payment of fixed charges	$395.1	$335.2	$169.7	$168.3	$145.7

Ratio of earnings to fixed charges	11.0	7.0	7.6	7.2	5.9

98	SNAP-ON INCORPORATED